UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 30, 2015

Luna Innovations Incorporated

(Exact name of registrant as specified in its charter)

Delaware	000-52008	54-1560050
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Riverside Circle, Suite 400

Roanoke, Virginia 24016

(Address of principal executive offices, including zip code)

540-769-8400

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Definitive Material Agreement.

Merger Agreement

On January 30, 2015, Luna Innovations Incorporated, a Delaware corporation (“Luna”), Advanced Photonix, Inc., a Delaware corporation (“API”), and API Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Luna (“Merger Sub”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into API (the “Merger”), with API surviving the Merger as a wholly owned subsidiary of Luna.

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any further action on the part of Luna, API, Merger Sub or any stockholder of the API, each share of the common stock of API, par value $0.001 per share (the “API Common Stock”), will be converted into the right to receive 0.31782 shares of the common stock, par value $0.001 per share, of Luna (the “Luna Common Stock”) (the exchange ratio of one share of API Common Stock for 0.31782 shares of Luna Common Stock, the “Exchange Ratio”). No fractional shares of Luna Common Stock will be issued in the Merger, and holders of shares of API Common Stock will receive cash in lieu of any such fractional shares. Shares of Luna Common Stock will be listed on the Nasdaq Capital Market. In addition, unless otherwise provided by the terms of the warrant, each outstanding warrant to purchase API Common Stock or API’s preferred stock will be converted at the Effective Time into a warrant to purchase Luna Common Stock (based on the Exchange Ratio) and will be assumed by Luna. Each outstanding option to purchase API Common Stock will be converted at the Effective Time into an option to purchase Luna Common Stock (based on the Exchange Ratio) and will be assumed by Luna and each share of API restricted common stock will be converted at the Effective Time into Luna restricted common stock (based on the Exchange Ratio).

Luna and API intend that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that the Merger Agreement will qualify as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

Following the consummation of the Merger, existing Luna common stockholders will own approximately 56 percent and existing API common stockholders will own approximately 44 percent of the outstanding common stock of the combined company. The shares of Luna Common Stock issuable in the transaction will be registered pursuant to a registration statement on Form S-4 and the shares of Luna Common Stock issuable upon exercise of assumed API stock options or API restricted common stock will be registered pursuant to a registration statement on Form S-8.

The Merger Agreement also provides that, effective at the Effective Time, the board of directors of Luna will be expanded to seven seats and will be composed of three directors designated by Luna’s board of directors prior to the Effective Time, who will include Richard W. Roedel, as chairman, John B. Williamson, III and Michael W. Wise, and three directors to be designated by API’s board of directors prior to the Effective Time, who shall include Donald Pastor, Gary Spiegel and Ed J. Coringrato Jr. In addition, the Merger Agreement further provides that Luna’s chief executive officer will continue to serve as Luna’s chief executive officer and as a member of Luna’s board of directors.

API’s board of directors has approved the Merger Agreement and has agreed to recommend that API’s stockholders adopt the Merger Agreement and approve the transactions contemplated thereby. Luna’s board of directors has approved the Merger Agreement and has agreed to recommend that Luna’s stockholders approve the issuance of shares of Luna Common Stock in the Merger.

The Merger Agreement contains customary representations and warranties and pre-closing covenants. During the period from the date of the Merger Agreement to the Effective Time, Luna and API have agreed to carry on their respective businesses in the ordinary course and consistent with past practices and have agreed to certain other operating covenants, as set forth more fully in the Merger Agreement. Luna and API have also agreed not to solicit or engage in discussions with third parties regarding other proposals to acquire Luna and API, respectively, subject to specified exceptions. In addition, the Merger Agreement contains covenants that require each of Luna and API to call and hold special stockholder meetings and, subject to certain exceptions, require API’s board of directors to recommend to API’s stockholders the adoption of the Merger Agreement and approval of the transactions contemplated thereby and Luna’s board of directors to recommend to Luna’s stockholders the approval of the issuance of Luna Common Stock as consideration for the Merger.

The completion of the Merger is subject to the satisfaction or waiver of a number of customary closing conditions in the Merger Agreement, including, among others, the effectiveness of a Form S-4 registration statement to be filed by Luna with the Securities and Exchange Commission (the “SEC”), the adoption of the Merger Agreement and approval of the transactions contemplated thereby by API’s stockholders, approval by Luna’s stockholders of the issuance of shares of Luna Common Stock, the absence of certain governmental restraints and the absence of a material adverse effect on Luna or API.

The Merger Agreement may be terminated by either Luna or API in certain circumstances, including if the Merger has not been consummated on or before August 31, 2015, if the approval of the stockholders of either Luna or API is not obtained and for breaches of certain representations and warranties. If the Merger Agreement is terminated in certain specified circumstances, API must pay Luna, or Luna must pay API, as applicable, a termination fee of $750,000. In addition, if the Merger Agreement is terminated following a meeting of the stockholders of Luna or API at which the adoption of the Merger Agreement and approval of the transactions contemplated thereby, or the approval of the issuance of shares of Luna Common Stock as consideration in the Merger is considered but not approved, then Luna or API, as applicable, will be required to pay an amount up to $250,000 in reimbursement of the other party’s out-of-pocket expenses incurred in connection with the transaction.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement attached hereto as Exhibit 2.1, and incorporated herein by reference. The summary of the terms of the Merger Agreement, as well as the text of the Merger Agreement included in this Form 8-K, are intended to provide investors with information regarding the material terms of the Merger Agreement. It is not intended to provide any other factual information about Luna, API or Merger Sub or any of their respective businesses. The terms and information in the Merger Agreement should not be relied on as disclosures about Luna or API without consideration to the entirety of public disclosure by Luna and API as set forth in all of their respective public reports with the SEC. The representations, warranties and covenants contained in the Merger Agreement were made for the purposes of such agreement and as of specified dates, are modified and qualified by information in confidential disclosure schedules provided in connection with the execution of the Merger Agreement, and may be subject to limitations agreed upon by such parties. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to an investor.

Voting Agreements

Simultaneously with the execution and delivery of the Merger Agreement, the officers and directors of API, in their respective capacities as stockholders of API, have entered into voting agreements with Luna (the “API Voting Agreements”), pursuant to which such individuals have agreed, among other things, to vote their respective shares of API Common Stock for the adoption of the Merger Agreement and approval of the transactions contemplated thereby, against any alternative proposal and against any action or agreement that would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the transactions contemplated by the Merger Agreement.

The persons signing the API Voting Agreements currently beneficially own an aggregate of approximately 14.3% of the outstanding API Common Stock. The foregoing description of the API Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the form of the API Voting Agreement, which is filed herewith as Exhibit 10.1 and is incorporated by reference herein.

Simultaneously with the execution and delivery of the Merger Agreement, the officers and directors of Luna, in their respective capacities as stockholders of Luna, have entered into voting agreements with API (the “Luna Voting Agreements”), pursuant to which such individuals have agreed, among other things, to vote their respective shares of Luna Common Stock for the approval of the issuance of shares of Luna Common Stock pursuant to the Merger Agreement, against any alternative proposal and against any action or agreement that would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the transactions contemplated by the Merger Agreement.

The persons signing the Luna Voting Agreements currently beneficially own an aggregate of approximately 21.5% of the outstanding Luna Common Stock. The foregoing description of the Luna Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the form of the Luna Voting Agreement, which is filed herewith as Exhibit 10.2 and is incorporated by reference herein.

Item 5.03.	Amendment to Articles of Incorporation or Bylaws; Change in Fiscal Year.

Bylaws Amendment

On January 30, 2015, Luna’s board of directors approved an amendment to Luna’s Amended and Restated Bylaws (the “Bylaws Amendment”), which became effective as of such date. The amendment added a new Section 8.12 to Article VIII that designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain legal actions, unless Luna consents in writing to the selection of an alternative forum. A copy of the Bylaws Amendment of Luna is filed herewith as Exhibit 3.1 and is incorporated herein by reference.

Item 7.01.	Regulation FD Disclosure.

On February 2, 2015, Luna issued a press release announcing the execution of the Merger Agreement. A copy of this press release is furnished herewith as Exhibit 99.1 to this report.

In accordance with general instruction B.2 to Form 8-K, the information in this Item 7.01, including the press release furnished as an exhibit hereto, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or Securities Exchange Act of 1934.

Forward-Looking Statements

This report includes information that constitutes “forward-looking statements” made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995 that involve risk and uncertainties. These statements include our expectations regarding the completion of the merger, the prospects of the combined company and the companies’ future growth, as well as the potential synergies from the proposed merger and the future profitability of the combined company. Management cautions the reader that these forward-looking statements are only predictions and are subject to a number of both known and unknown risks and uncertainties, and actual results, performance, and/or achievements of the companies may differ materially from the future results, performance and/or achievements expressed or implied by these forward-looking statements as a result of a number of factors. These factors include, but are not limited to: the approval of the merger and related matters by the companies’ respective stockholders and satisfaction of other closing conditions of the merger; the uniqueness and advantages of Luna’s or API’s technology and intellectual property; potential costs savings and synergies from the merger; potential for greater profitability; potential for future commercialization of their technologies; the competitive advantage afforded by Luna’s or API’s technology; the potential efficacy of Luna’s or API’s technology; and growth potential of certain markets. Statements that describe the companies’ business strategies, goals, prospects, opportunities, outlook, plans or intentions are also forward-looking statements. Uncertainties regarding technical and scientific difficulties, issues that might arise in any particular business relationship and other risks and uncertainties are set forth in the companies’ periodic reports and other filings with the Securities and Exchange Commission. Such filings are available at the SEC’s website at http://www.sec.gov, and at the companies’ websites at http://www.lunainc.com and http://www.advancedphotonix.com. The statements made in this report are based on information available to Luna as of the date of this report and Luna undertakes no obligation to update any of the forward-looking statements after the date of this report.

No Offer or Solicitation

This report is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Will Be Filed with the SEC

Luna will file with the SEC a registration statement on Form S-4 that will include the joint proxy statement of Luna and API that also constitutes a prospectus of Luna. Luna and API plan to mail the joint proxy statement/prospectus to their respective stockholders in connection with the transaction.

INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LUNA, API, THE TRANSACTION AND RELATED MATTERS.

Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Luna and API through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed by Luna with the SEC by contacting Luna at One Riverside Circle, Suite 400, Roanoke, Virginia 24016, Attention: Investor Relations or by calling 540-769-8400, and will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed by API by contacting API at 2925 Boardwalk Drive, Ann Arbor, Michigan 48104, Attention: Investor Relations or by calling 734-864-5699.

Participants in the Solicitation

Luna and API and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective stockholders of Luna and API in respect of the transaction described in the joint proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Luna and API in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information regarding Luna’s directors and executive officers is contained in Luna’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on April 10, 2014 and its proxy statement on Schedule 14A, filed with the SEC on April 15, 2014. Information regarding API’s directors and executive officers is contained in API’s Annual Report on Form 10-K for the year ended March 31, 2014, filed with the SEC on June 30, 2014, and its proxy statement on Schedule 14A, filed with the SEC on July 11, 2014.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Exhibit Description

2.1*	Agreement and Plan of Merger and Reorganization, dated as of January 30, 2015, by and among Luna Innovations Incorporated, a Delaware corporation, API Merger Sub, a Delaware corporation and a wholly owned subsidiary of Luna Innovations Incorporated, and Advanced Photonix, Inc., a Delaware corporation.

3.1	Amendment to Amended and Restated Bylaws of Luna Innovations Incorporated.

10.1	Form of Voting Agreement, dated January 30, 2015, by and between Luna Innovations Incorporated, Advanced Photonix, Inc. and directors and executive officers of Advanced Photonix, Inc.

10.2	Form of Voting Agreement, dated January 30, 2015, by and between Luna Innovations Incorporated, Advanced Photonix, Inc. and directors and executive officers of Luna Innovations Incorporated.

99.1	Press Release issued by Luna Innovations Incorporated dated February 2, 2015.

*	Pursuant to Item 601(b)(2) of Regulation S-K promulgated by the SEC, certain exhibits and schedules to this agreement have been omitted. Luna hereby agrees to furnish supplementally to the SEC, upon its request, any or all of such omitted exhibits or schedules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Luna Innovations Incorporated

By:	/s/ Talfourd H. Kemper, Jr.
Talfourd H. Kemper, Jr.
Vice President and General Counsel

Date: February 2, 2015

EXHIBIT INDEX

Exhibit Number	Exhibit Description

2.1*	Agreement and Plan of Merger and Reorganization, dated as of January 30, 2015, by and among Luna Innovations Incorporated, a Delaware corporation, API Merger Sub, a Delaware corporation and a wholly owned subsidiary of Luna Innovations Incorporated, and Advanced Photonix, Inc., a Delaware corporation.

3.1	Amendment to Amended and Restated Bylaws of Luna Innovations Incorporated.

10.1	Form of Voting Agreement, dated January 30, 2015, by and between Luna Innovations Incorporated, Advanced Photonix, Inc. and directors and executive officers of Advanced Photonix, Inc.

10.2	Form of Voting Agreement, dated January 30, 2015, by and between Luna Innovations Incorporated, Advanced Photonix, Inc. and directors and executive officers of Luna Innovations Incorporated.

99.1	Press Release issued by Luna Innovations Incorporated dated February 2, 2015.

*	Pursuant to Item 601(b)(2) of Regulation S-K promulgated by the SEC, certain exhibits and schedules to this agreement have been omitted. Luna hereby agrees to furnish supplementally to the SEC, upon its request, any or all of such omitted exhibits or schedules.